SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant’s name into English)

2350 – 1177 West Hastings Street,

Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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TABLE OF CONTENTS

1.

News Release, dated April 17, 2007 –  Baja Mining Exercises Option to Purchase Power Generators

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp. (Registrant)

Date: April 17, 2007	By:	s/ John Greenslade
John Greenslade President

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com
April 17, 2007	TSX:BAJ

NEWS RELEASE

BAJA MINING EXERCISES OPTION TO PURCHASE POWER GENERATORS

Vancouver, British Columbia - Baja Mining Corp. (the “Company”) is pleased to announce that it has exercised its exclusive option to purchase a 10MW power generation facility from a US utility. (For complete details of the option, please see the Company’s news release dated July 20, 2006).

The generators have been kept on hot standby for emergency backup to the utility. They are being disconnected this week and Company representatives will start dismantling the units in preparation for shipping to the Boleo project at Santa Rosalia, Baja California Sur, Mexico.

The Company intends to start preparatory work for construction of the process plant in the third quarter of 2007. Any one of the four units (2.5MW each) will be capable of supplying all of the anticipated power requirements for construction at the process plant site.  An additional, smaller unit may be purchased and positioned at the site of the underground mine portal to provide power for the predevelopment of the underground operations.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expected timing of construction; the possible purchase of an additional power source and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.